Jul. 22 2002 12:08PM P1 FROM : Securities Services 309-2579 PHONE NO. : 604 807 5658

12g 82-1606



# FORM 55-102F6
# INSIDER REPORT

(See instructions on the back of this report)

*Notice - Collection and Use of Per*... for purposes of the administration an... Some of the required information wi... disclosed to any person or company ... may contact the securities regulatory authori... ...uired under this form is collected on behalf of and used by the securities regulatory authorities set out below ...slation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. ...each of the jurisdictions indicated above. Other required information will remain confidential and will not be ...their authorized representatives. If you have any questions about the collection and use of this information, you ...formation is filed, at the address(es) or telephone number(s) set out on the back of this report.

02042768

**BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)**

INTERNATIONAL WAYSIDE GOLD MINES LTD

**BOX 2. INSIDER DATA**

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 17 07 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

SUPPL

**BOX 3. NAME, ADDRESS AND ... BER OF THE INSIDER (BLOCK LETTERS)**

FAMILY NAME OR CORPORATE NAME: CALLAGHAN

GIVEN NAMES: JAMES FRANCIS

NO.: 551 STREET: SEVILLE CRESCENT APT:

CITY: NORTH VANCOUVER

PROV: BC POSTAL CODE: V7N 3A9

BUSINESS TELEPHONE NUMBER: 604-669-6463

BUSINESS FAX NUMBER: 604-669-3041

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

**BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT**

☑ ALBERTA
☑ BRITISH COLUMBIA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☐ ONTARIO
☐ QUÉBEC
☐ SASKATCHEWAN

SEC

**BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)**

| (A) DESIGNATION OF CLASS OF SECURITIES | (B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT | (C) TRANSACTIONS: DATE (DAY MONTH YEAR) | NATURE | NUMBER/VALUE ACQUIRED | NUMBER/VALUE DISPOSED OF | UNIT PRICE/ EXERCISE PRICE | $ US | (D) PRESENT BALANCE OF CLASS OF SECURITIES HELD | (E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION | (F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED |
|---|---|---|---|---|---|---|---|---|---|---|
| OPTIONS | 1829128 | 10 07 02 | 51 | | 89851 | .17 | | 1739277 | 1 | |
| | | 18 07 02 | 51 | | 235294 | .17 | | 1503983 | 1 | |
| WARRANTS | 500000 | | | | | | | 500000 | 2 | STANDARD DRILLING |
| WARRANTS | 796334 | | | | | | | 796334 | 1 | |
| COMMON | 1569765 | 10 07 02 | 51 | 89851 | | .17 | | 1659616 | 1 | |
| | | 10 07 02 | 11 | | 89851 | .17 | | 1569765 | 1 | |
| | | 10 07 02 | 11 | | 132353 | .17 | | 1437412 | 1 | |

ATTACHMENT ☑ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

7/23

**BOX 6. REMARKS**

I own 100% of Standard Drilling + Engineering
Of the 1437412 Common Direct, 420867 are in Escrow.

PROCESSED
AUG 01 2002
THOMSON FINANCIAL

02 JUL 23 AM 10: 27

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

**BOX 7. SIGNATURE**

NAME (BLOCK LETTERS): FRANK CALLAGHAN

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 22 07 02

BCSC 55-102F6 Rev. 2001/6/25

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

# FORM 55-102F6
# INSIDER REPORT

(See instructions on the back of this report)

*Notice – Collection and Use of Personal Information:* The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

**BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)**

INTERNATIONAL WAYSIDE GOLD MINES LTD

**BOX 2. INSIDER DATA**

RELATIONSHIP(S) TO REPORTING ISSUER: ☐ ☐ ☐ ☐

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR): 

CHANGE IN RELATIONSHIP FROM LAST REPORT ☐ YES ☐ NO

**BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)**

FAMILY NAME OR CORPORATE NAME: CALLAGHAN

GIVEN NAMES: JAMES FRANCIS

NO. STREET APT

CITY

PROV. POSTAL CODE

BUSINESS TELEPHONE NUMBER

BUSINESS FAX NUMBER

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT ☐ YES ☐ NO

**BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT**

☐ ALBERTA ☐ ONTARIO
☐ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

**BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)**

| Ⓐ DESIGNATION OF CLASS OF SECURITIES | Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT | Ⓒ TRANSACTIONS DATE (DAY MONTH YEAR) | NATURE | NUMBER/VALUE ACQUIRED | NUMBER/VALUE DISPOSED OF | UNIT PRICE/ EXERCISE PRICE | $ US | Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD | Ⓔ DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION | Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED |
|---|---|---|---|---|---|---|---|---|---|---|
| | 1437412 | 18 07 02 | 51 | 235294 | | .17 | | 1672706 | 1 | |
| | | 18 07 02 | 11 | | 235294 | .17 | | 1437412 | 1 | |
| Common | 614056 | | | | | | | 614056 | 2 | STANDARD DRILLING |
| | | | | | | | | | | |
| | | | | | | | | | | |
| | | | | | | | | | | |
| | | | | | | | | | | |

ATTACHMENT ☐ YES ☒ NO

**BOX 6. REMARKS**

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

**BOX 7. SIGNATURE**

NAME (BLOCK LETTERS): FRANK CALLAGHAN

SIGNATURE

DATE OF THE REPORT (DAY MONTH YEAR): 22 07 02